SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI to Provide USA Technologies Next Generation Contactless Payment Readers

Initial Orders are for 10,000 Readers

Integrated Solution to be Demonstrated at the NAMA Expo, October 25-27 in Orlando Florida

Fort Lee, NJ – October 26, 2006 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV) a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that USA Technologies (OTCBB: USAT), a leader in the networking of wireless non-cash transactions for financial/network services and energy management, has selected OTI to provide its next generation contactless reader solution to be integrated into USA Technologies’ Generation Six (G6) e-Port® cashless transaction solution, developed specifically to accept contactless payments for vending machines. Initial orders are for 10,000 readers with initial deliveries commencing before the end of the year. The integrated solution will be demonstrated at the National Automatic Merchandising Association Expo, booth 1627, October 25-27, 2006 in Orange Country Convention Center, Orlando, Florida.

The integrated solution is built to support the growing U.S. contactless payment market.
As previously reported by USA Technologies, MasterCard International has teamed with The Philadelphia Coca-Cola Bottling Company and USA Technologies to enable 1,000 Coca-Cola vending machines with the e-port cashless transaction solution.

With MasterCard PayPass, ExpressPay from American Express and Visa contactless, the associations have initially focused on drug stores, quick service restaurants, movie theaters and other merchants where transactions are usually under $25.

Now the 40 billion dollar U.S. vending industry with more than 8 million vending machines, is beginning to expand the payment opportunities for customers who appreciate speed and convenience. With the new reader consumers no longer need to fumble for cash and coins. To use this technology, consumers simply tap their contactless-enabled card or device on the vending machine’s e-Port payment terminal. Within seconds, the terminal will flash a light and produce a tone signaling the transaction is complete.

George Jensen, Chairman and CEO, of USA Technologies said, “We are exceptionally pleased with the OTI reader for our G6 e-Port solution. And for the added value it brings our customers.  The new product puts USA Technologies in the perfect position to further our relationships with vending operators, soft drink bottlers, credit card companies and banks.”

Oded Bashan, President & CEO, OTI, stated, “the expansion to complementary markets of the traditional small contactless payments markets is a strong sign of confidence that the major financial institutions are pushing forward with their contactless programs. The vending machines market that relies today almost exclusively on cash can now enjoy the convenience and speed contactless payments can offer.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

About USA Technologies:

USA Technologies is a leader in the networking of wireless non-cash transactions, associated financial/network services and energy management. USA Technologies provides networked credit card and other non-cash systems in the vending, commercial laundry, hospitality and digital imaging industries. USA Technologies is an IBM Business Partner. The Company has marketing agreements with Cingular Wireless, Honeywell, Blackboard, and ZiLOG Corporation. For further information on USA Technologies, please visit www.usatech.com

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by the failure of USA Technologies to place significant orders with OTI for its contactless reader, the failure of USA Technologies to use OTI solutions for its contactless reader, our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: October 26, 2006